Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005

May 7, 2013

VIA EDGAR

Mr. Justin Dobbie, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Era Group Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed April 23, 2013
File No. 333-188050

Dear Mr. Dobbie:

On behalf of Era Group Inc. (“Era Group” or the “Company”), a Delaware corporation, we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) of the Company, together with the Prospectus included therein (the “Prospectus”) and exhibits thereto, marked to indicate changes to Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2013.

Amendment No. 2 to the Registration Statement and the related Prospectus reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Justin Dobbie, dated May 6, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. The Company’s written acknowledgement is attached hereto as Exhibit A.

The Company has asked us to convey the following as its responses to the Staff:

Cautionary Statement Regarding Forward-Looking Statements, page v

1.
The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the references to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response to Comment 1
The Prospectus has been revised in response to the Staff’s comment to remove the reference to the Private Securities Litigation Reform Act of 1995. Please see page v of the Prospectus.
Exhibit 5.1

2.	Please revise the last paragraph to clarify that all holders subject to the exchange offer are entitled to rely upon the legality opinion.

Response to Comment 2

Exhibit 5.1 has been revised in response to the Staff’s comment to clarify that all holders subject to the exchange offer are entitled to rely upon the legality opinion.

*        *        *
Conclusion

We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding the Registration Statement and the related Prospectus. If I can be of any assistance during the staff’s review of the enclosed draft Registration Statement, please contact me, collect, by telephone at (212) 530-5022 or by facsimile at (212) 822-5022. I can also be reached by e-mail at rdmiller@milbank.com.

Very truly yours,

/s/ Rod Miller, Esq.

Era Group Inc.
818 Town & Country Blvd.,
Suite 200
Houston, Texas 77024
Tel: (281) 606-4900
May 7, 2013
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Justin Dobbie

Re:	Era Group Inc. (the “Company”)
Registration Statement on Form S-4 (No. 333-188050) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Era Group Inc.

By:	/s/ Christopher S. Bradshaw
	Name:	Christopher S. Bradshaw
	Title:	Chief Financial Officer

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